UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

On March 24, 2025, Chijet Motor Company, Inc. (the “Company”) issued an aggregate of 1,600,000 class B ordinary shares (the “Class B Shares”) to two of its existing shareholders (the “Two Shareholders”) Chijet Holdings Limited and Euroamer Kaiwan Technology Company Limited, pursuant to a Share Exchange Agreement (the “Agreement”) dated as of March 16, 2025 among the company and the Two Shareholders. In exchange for the Class B Shares, the Two Shareholders returned to the Company an aggregate of 1,624,910 class A ordinary shares of the Company, which were subsequently canceled, retired and reverted to authorized but unissued shares of class A ordinary shares of the Company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, the form of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer